EXHIBIT 99.1

Innate Pharma to participate in a bladder cancer panel at the BTIG Virtual Biotechnology Conference

Marseille, France, July 23, 2026, 7:00 AM CEST
Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”), a clinical-stage biotechnology company developing immunotherapies for cancer patients, today announced that Sonia Quaratino, EVP Chief Medical Officer of Innate Pharma, will participate in the panel discussion, Changing Treatment Landscape in Bladder Cancer, at the BTIG Virtual Biotechnology Conference.
BTIG Virtual Biotechnology Conference 2026
Panel discussion: Changing Treatment Landscape in Bladder Cancer
Date and time: July 28, 2026, 10:30 a.m. EDT / 4:30 p.m. CEST

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next generation antibody therapeutics.

Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer (NSCLC).

Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors
For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For more information
Investors & Media Relations Innate Pharma Stéphanie Cornen stephanie.cornen@innate-pharma.fr Investor Relations investors@innate-pharma.fr Media communication@innate-pharma.fr